Exhibit 99.1

VEDANTA LIMITED

(Formerly Sesa Sterlite Limited)

CIN: L13209GA1965PLC000044

Regd. Office: Sesa Ghor,

20 EDC Complex, Patto, Panaji – 403001, Goa

Phone No. +91-832 2460 600, Fax: +91-832 2460 690

website: www.vedantalimited.com, email id : comp.sect@vedanta.co.in

Dear Member(s),

NOTICE OF POSTAL BALLOT

(Pursuant to Section 110 of the Companies Act, 2013

read with the Companies (Management and Administration) Rules, 2014)

NOTICE is hereby given pursuant to Section 110 and other applicable provisions, if any, of the Companies Act, 2013 (the ‘Act’), read with Rule 22 of the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment(s) thereof for the time being in force) to the members of Vedanta Limited (hereinafter referred to as ‘the Company’) to seek their approval by way of Postal Ballot /electronic voting (e-voting) to consider and approve:

1.	Approval for increase in limits u/s 186 of the Companies Act, 2013 for Inter-Corporate Loans, Investments and Guarantees and Security in connection with loan(s) from Rs.60,000 crore to Rs.80,000 crore.

The explanatory statement pertaining to the appended resolution setting out the material facts and the reasons thereof is annexed hereto alongwith Postal Ballot Form for your consideration.

The Board of Directors of the Company at its meeting held on April 28, 2016, has appointed Advocate R. G. Ramani, as Scrutinizer for conducting the Postal Ballot (physical & e-voting) process in accordance with law in a fair and transparent manner.

The business of the Postal Ballot shall, in addition to physical voting, also be transacted through electronic voting system. Accordingly, the Company, in compliance with Regulations 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (SEBI Listing Regulations) and the provisions of Section 108 of the Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014, is pleased to provide the members (whether holding shares in physical or dematerialised form) with the facility to exercise their right to vote on the matter as set out in the Postal Ballot Notice by electronic means. The e-voting services are provided by M/s. Karvy Computershare Private Limited, Registrar and Share Transfer Agent (RTA). The e-voting period commences on Sunday, May 15, 2016 (9.00 a.m.IST) and ends on Monday June 13, 2016 (5.30 p.m.IST). Please read carefully and follow the instructions as printed in this Notice for e-voting.

However, those members, who do not have access to e-voting facility can send their assent or dissent in writing on the Postal Ballot Form attached herewith. It is pertinent to note that the member(s) can opt for only one mode of voting, i.e. either by e-voting or voting by physical mode. If you are opting for e-voting, then do not vote by physical Postal Ballot also and vice versa. However, in case members cast their vote by physical ballot and e-voting, then voting done through e-voting will prevail and voting done through physical ballot will be treated as invalid. After you vote, the vote cannot be changed subsequently.

Members are requested to carefully read the instructions printed on the Postal Ballot Form and return the form duly completed and signed in the enclosed postage prepaid, self-addressed, business reply envelope, to reach the Scrutinizer on or before the close of working hours (5.30 p.m.IST) on Monday, June 13, 2016. Please note that any Postal Ballot form(s) received after the said date will be treated as if reply from the member has not been received. Members who have not received Postal Ballot Form may apply to the Company and obtain a duplicate thereof.

The Scrutinizer will submit his report to the Chairman after the completion of the scrutiny of the Postal Ballots (physical and e-voting). The results of the voting by Postal Ballot will be announced by the Chairman of the Company or in his absence by, any other Director or such person authorized by him, on Wednesday, June 15, 2016 at 11.00 a.m. IST at the Registered Office of the Company at Sesa Ghor, 20 EDC Complex, Patto, Panaji – 403001, Goa and the Corporate Office of the Company situated at DLF Atria, Jacaranda Marg, DLF City - Phase-2, Gurgaon – 122002, Haryana, India. The results of the Postal Ballot, along with the Scrutinizer’s report would also be displayed at the Registered Office, and also be posted on the Company’s website: www.vedantalimited.com and Karvy Computer share e-voting website i.e. https://evoting.karvy.com besides communicating to the Stock Exchanges where the Company’s shares are listed and Depository. The date of declaration of the results of the Postal Ballot by the Company shall be deemed to be the date of passing of the said resolution.

Members requiring any clarifications on e-voting may contact M/s. Karvy Computershare Private Limited on toll free number 1800 3454001 or by email einward.ris@karvy.com.

Resolution

ITEM NO.1:

Approval to increase the limit u/s 186 of the Companies Act 2013 for Inter-Corporate Loans, Investments and Guarantees and Security in connection with loan(s) from Rs.60,000 crore to Rs.80,000 crore

To consider and if thought fit, to pass with or without modification(s) the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 186 of the Companies Act, 2013 (‘the Act’), and other applicable provisions, if any, of the Act as amended and the rules made thereunder, including any statutory modifications or re-enactments thereof for the time being in force, the consent of the members be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as the “Board” which term shall be deemed to include any committee(s) constituted/ to be constituted by the Board or any person(s) authorized by the Board to exercise its powers including the powers conferred by this resolution) to (i) give any loan(s) and/or (ii) give any guarantee(s)/provide any security(ies) in connection with loan(s) made to and / or (iii) make investments by way of subscription, purchase or otherwise of shares, debentures and/or any other securities, of any other body corporate(s), whether Indian or overseas, which the Board may, in their absolute discretion, deem beneficial and in the interest of the Company, in one or more tranches, provided that the aggregate amount of loans, guarantees, securities granted and investments made in securities by the Company shall not at any time exceed the limit of INR 80,000 crores (Rupees Eighty Thousand Crores only).

RESOLVED FURTHER THAT to give effect to this resolution, the Board be and is hereby authorized to negotiate and finalize the terms and conditions from time to time and to do and perform all such acts, deeds, matters and things, as may be necessary or expedient and to exercise all the rights and powers as deem necessary, proper and desirable including to settle any question, difficulty or doubt that may arise in respect , of such loan(s), investment(s), guarantee(s) or security(ies) made or given by the Company (as the case may be)”

By Order of the Board of Directors
For Vedanta Limited

Place	:	Gurgaon	Rajiv Choubey
Date	:	April 28, 2016	Company Secretary & VP-Legal ACS 13063

Registered office:

Sesa Ghor

20 EDC Complex, Patto, Panaji – 403 001

Goa, India

NOTES:

1.	The Statement pursuant to Section 102 of the Act setting out all material facts and reasons for proposed special resolution is appended to the Notice.

2.	The Postal Ballot Notice is being sent to all the members whose names appear on the Register of Members / Beneficial owners as received from National Securities Depository Limited (NSDL) & Central Depository Services (India) Limited (CDSL) as on Friday, April 29, 2016. Only a member who is entitled to vote is entitled to exercise his/her vote through Postal Ballot. The Postal Ballot is being sent to all the members in electronic form to the email addresses registered with the Depository Participants (in case of electronic shareholding) / the Company’s Registrar and Share Transfer Agent (in case of physical shareholding). For members whose email ids are not registered, physical copies of the Postal Ballot Notice are being sent by permitted mode alongwith a postage prepaid self-addressed business reply envelope. The Postal Ballot Notice will also be sent to the Stock Exchanges, Directors, Auditors, Depositories, Secretarial Auditors of the Company and Debenture Trustees.

3.	The Postal Ballot Notice also has been placed on Company’s website: www.vedantalimited.com and Karvy Computershare e-voting website: https://evoting.karvy.com and will remain on such website(s) until the last date of receipt of the Postal Ballot Forms from the members.

4.	The details of dispatch of Notice will be announced through advertisement in newspapers.

5.	The voting rights of members shall be in proportion to their share in the paid up equity share capital of the Company as on Friday, April 29, 2016.

6.	The postage will be borne and paid by the Company. However envelopes containing Postal Ballots, if sent by courier or by Registered Post at the expense of the members will also be accepted. It is, however, clarified that members desiring to exercise their vote from outside of India will have to arrange for postage from the country where the ballot papers are dispatched, to the Scrutinizer.

7.	Resolution passed by the members through postal ballot are deemed to have been passed as if they have been passed at a General Meeting of the members.

8.	The Shareholders are requested to exercise their voting rights by using the attached Postal Ballot Form only. No other form or photocopy of the form is permitted. The members who has received the Postal Ballot Form electronically and wish to vote the Physical Ballot Form, may seek the duplicate Postal Ballot Form from the Company by clicking on the box provided in the e-mail or alternatively download the Form from the link www.evoting.karvy.com or from the ‘Investors’ section on the Company’s website www.vedantalimited.com.

9.	Mr. R.G. Ramani has been appointed as the Scrutinizer to scrutinize the e-voting process in a fair and transparent manner.

10.	Incomplete, unsigned or incorrect Postal Ballot Forms will be rejected. The Scrutinizer’s decision on the validity of a Postal Ballot Form will be final and binding.

11.	A member cannot exercise his vote by proxy on Postal Ballot.

12.	Voting through electronic means

In compliance with provisions of Section 108 and 110 of the Companies Act, 2013 and Rules made thereunder and Regulation 44 of SEBI (Listing Regulations, the Company is pleased to provide facility to the members to exercise their right to vote by electronic means and the business may be transacted through e-voting services provided by M/s Karvy Computershare Private Limited (Karvy).

The procedure and instructions for e-voting are as follows:

i)	Open your web browser during the voting period and navigate ‘https://evoting.karvy.com’

ii)	Enter the login credentials (i.e. user-id & password) mentioned on the Postal Ballot Form. Your folio/DP Client ID will be your User-ID.

User – ID	For Members holding shares in Demat Form:-

	a)	For NSDL :- 8 Character DP ID followed by 8 Digits Client ID

	b)	For CDSL :- 16 digits beneficiary ID For Members holding shares in Physical Form:-

• Event no. followed by Folio Number registered with the company

Password	Your Unique password is as printed on the Postal Ballot Form / or sent via email forwarded with electronic notice

Captcha	Enter the verification code i.e., please enter the alphabets and numbers in the exact way as they are displayed for security reasons.

iii)	Members can cast their vote online from Sunday, May 15, 2016 @ 9.00 AM IST to Monday, June 13, 2016 @ 5.30 PM IST.

iv)	After entering these details appropriately, click on “LOGIN”.

v)	Members holding shares in Demat/Physical form will now reach Password Change menu wherein they are required to mandatorily change their login password in the new password field. The new password has to be minimum eight characters consisting of at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character. Kindly note that this password can be used by the Demat holders for voting for resolution of any other Company on which they are eligible to vote, provided that Company opts for e-voting through Karvy Computershare Private Limited e-Voting platform. System will prompt you to change your password and update any contact details like mobile no., email ID etc on 1st login. You may also enter the Secret Question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

vi)	You need to login again with the new credentials.

vii)	On successful login, system will prompt to select the ’Event’ i.e., ‘Company Name’.

viii)	If you are holding shares in Demat form and had logged on to“https://evoting.karvy.com” and had cast your vote earlier for any Company, then your existing login id and password are to be used.

ix)	On the voting page, you will see Resolution Description and against the same the option ‘FOR/AGAINST/ABSTAIN’ for voting. Enter the number of shares (which represents number of votes) under ‘FOR/AGAINST/ABSTAIN’ or alternatively you may partially enter any number in ‘FOR’ and partially in ‘AGAINST’, but the total number in ‘FOR/AGAINST’ taken together should not exceed your total shareholding. If the member do not want to cast, select ‘ABSTAIN’.

x)	After selecting the resolution you have decided to vote on, click on “SUBMIT”. A confirmation box will be displayed. If you wish to confirm your vote, click on “OK”, else to change your vote, click on “ CANCEL” and accordingly modify your vote.

xi)	Once you ‘CONFIRM’ your vote on the resolution, you will not be allowed to modify your vote.

xii)	Corporate/Institutional Members (corporate/Fls/Flls/Trust/Mutual Funds/Banks etc) are required to send scan (PDF format) of the relevant board resolution to the Scrutinizer through e-mail to scrutinizervedl@gmail.com with copy to evoting@karvy.com. The file scanned image of the board resolution should be in the naming format “Corporate Name_ Event no.”.

13.	Relevant documents referred in the Notice are open for inspection by the members at the Registered Office of the Company on all working days between 10.00 am IST to 5.00 pm IST up to the last date of receipt of Postal Ballot Forms, i.e. Monday, June 13, 2016.

APPEAL TO SHAREHOLDERS

The Company would like to appeal and encourage its Shareholders to hold their shares in Dematerialized (Demat) form. Managing your investment in securities is simple and easy in Demat/Electronic form and it has many advantages over managing it in physical form as there is no scope of loss, misplacement, theft or deterioration of securities in Demat mode. The detailed procedure of Dematerialization of Shares is also given on the website of the Company under Investor Relations Section. The Shareholders may also get in touch with M/s Karvy Computershare Private Limited at einward.ris@karvy.com, our Registrar and Share Transfer Agent or the Company Secretary at comp.sect@vedanta.co.in. The Company also appeals and requests the Shareholders to opt for Electronic Clearing System (ECS) facility for receiving of Dividends.

STATEMENT OF MATERIAL FACTS PURSUANT TO SECTION 102 OF THE COMPANIES ACT, 2013

Item No. 1

The Company being the flagship and holding Company for various subsidiaries/Wholly Owned Subsidiaries (WOSs) and associate companies, extends financial support in the form of investments, loans and corporate guarantees / security to various group companies and also in other entities from time to time as per the decision of the Board.

As per Section 186 of the Companies Act, 2013, the Board of Directors of any Company can invest/ give loans/ guarantees or provide security upto (i) 60% of its paid up share capital, free reserves and securities premium account or (ii) 100% of its free reserves and securities premium account, whichever is higher (prescribed limit). Investment /loan/guarantee/security beyond the prescribed limits would require the approval / consent of the members by way of special resolution. The members of the Company vide Postal Ballot approval dated October 11, 2014 had approved a limit of Rs. 60,000 crore (Rupees Sixty Thousand Crore Only) for making loans, investments, guarantees and security from time to time. The Company may have to make further inter corporate investments, loans, guarantees or security in connetion with a loan and hence, it deems appropriate to increase the limit from Rs.60,000 crore to Rs.80,000 crore (Rupees Eighty Thousand Crore Only)

Hence, it is proposed to authorise the Board of Directors of the Company to provide inter- corporate loans, investments, guarantees or security in connection with loan(s) up to Rs.80,000 crores.

The Resolution as set out in Item No.1 of the Notice is placed for the approval of the members by way of Postal Ballot.

Your Directors recommend the approval of proposed resolution by way of a Special Resolution.

None of the Directors, managers and key managerial personnel of the Company or their respective relatives are concerned or interested financially or otherwise in the Special Resolution mentioned at Item No. 1 of the Notice except to the extent of their shareholding in the Company.

By Order of the Board of Directors
For Vedanta Limited

Place	:	Gurgaon	Rajiv Choubey
Date	:	April 28 2016	Company Secretary & VP-Legal ACS 13063

Registered office:

Sesa Ghor

20 EDC Complex,Patto, Panaji – 403 001

Goa, India.

VEDANTA LIMITED

(Formerly Sesa Sterlite Limited)

CIN: L13209GA1965PLC000044

Regd. Office: Sesa Ghor,

20 EDC Complex, Patto, Panaji, Goa – 403001

Phone No. +91-832 2460 600, Fax: +91-832 2460 690

website: www.vedantalimited.com, email id : comp.sect@vedanta.co.in

POSTAL BALLOT FORM

Sr. NO
1.	Name(s) of Member(s)/Beneficial Owner(s) (in block letters) (including joint holders, if any)	:

2.	Registered address of the sole/first named Member(s)/ Beneficial Owner(s)	:

3.	Registered folio No./DP ID No.& Client ID No*. (*Applicable to investors holding shares in dematerialized form)	:

4.	Number of shares held	:

I/We hereby exercise my / our vote in respect of the Special Resolution to be passed through Postal Ballot for the business stated in the Notice of Postal Ballot issued by the Company dated April 28, 2016 by sending my / our assent / dissent to the said resolution by placing the tick (✓) mark at the appropriate box below: -

Item no.	Description of Resolution	No. of Equity shares held	I/We assent to the Resolution (For)	I/We dissent to the Resolution (Against)	I/We Abstain from voting on the Resolution (Abstain)
1	Increase in limits u/s 186 of the Companies Act 2013 for Inter-Corporate Loans, Investments and Guarantees and Security in connection with loan(s) from Rs.60,000 crore to Rs.80,000 crore

Place:
Date:	, 2016	(Signature of the Shareholder/Member)

Following particulars to be used only in case shareholder opts for e-voting

Details of e-voting

EVSN (Electronic Voting Sequence Number)	USER ID	PASSWORD/PIN

NOTE: Please read the instructions carefully printed overleaf before exercising the vote.

INSTRUCTIONS

Pursuant to provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013, read with Rule 22 of the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment thereof for the time being in force), assent or dissent of the members in respect of the Resolutions contained in the Postal Ballot Notice is being sought through postal ballot process.

The member(s) can opt only one mode of voting, i.e. either by e-voting or physical mode. If you are opting for e-voting, then do not vote by physical postal ballot also and vice versa. However, in case shareholders cast their vote by physical Ballot and e-voting, then voting done through e-voting will prevail and voting done through physical ballot will be treated as invalid.

Voting in Physical form:

1.	A member/ beneficial owner desiring to exercise vote by postal ballot may complete this Postal Ballot Form and send it to the Company in the attached postage prepaid self-addressed business reply envelope. However, envelopes containing postal ballots, if sent by courier / registered post at the expenses of the registered member/ beneficial owner will also be accepted.

2.	The self-addressed envelope bears the address of the scrutinizer appointed by the Board of Directors of the Company.

3.	This form should be completed and signed by the member/ beneficial owner. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named member/ beneficial owner and in his absence, by the next named member/ beneficial owner. There will be one Postal Ballot Form for every Folio/Client ID irrespective of the number of joint holders.

4.	Please note that Postal Ballot shall not be signed by the proxy.

5.	Assent or dissent to the proposed resolution may be recorded by placing a tick mark (Ö) in the appropriate column. The assent or dissent received in any other Form shall not be considered valid.

6.	The voting rights of Shareholders shall be in proportion to their share in the paid up equity share capital of the Company as on Friday, April 29, 2016.

7.	Incomplete, Unsigned or incorrectly ticked Postal Ballot Form defaced, torn, mutilated, overwritten will be rejected.

8.	Duly completed Postal Ballot Form should reach the Company or the scrutinizer not later than the close of working hours on Monday, June 13, 2016. All Postal Ballot Forms received after this date will be strictly treated as if the reply from the member/ beneficial owner has not been received.

9.	The results of the Voting by Postal Ballot will be announced by the Chairman of the Company and / or in his absence, by any other Director or such person authorized by him, on Wednesday, June 15, 2016, at 11.00 a.m.IST at the Registered Office of the Company at Sesa Ghor, 20 EDC Complex, Patto, Panaji-403 001, Goa and the Corporate Office of the Company situated at DLF Atria, Jacaranda Marg, DLF City - Phase-2, Gurgaon – 122002, Haryana, India.

10.	In case of shares held by companies, trusts, societies etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of Board Resolution/Power of Attorney Authority, authorizing the signatory to execute and sign the Postal Ballot Form. Further, where the form has been signed by a representative of the President of India or Governor of State, certified copy of the nomination should accompany the Postal Ballot Form.

11.	Members/ beneficial owners are requested not to send any other paper along with the Postal Ballot Form in the enclosed self-addressed envelope as the envelope will be sent to the Scrutinizer and any extraneous paper found in the envelope would be destroyed by the Scrutinizer. Members/ beneficial owners are also requested not to write anything on the Postal Ballot Form except giving their assent or dissent and affixing their signatures.

12.	A member may request for duplicate Postal Ballot Form, if so required. However, the duly filled in and signed duplicate Postal Ballot Form should reach the Scrutinizer not later than the date specified in point no (8) above.

13.	Postal Ballot Form received by fax will be rejected as if reply from the shareholder has not been received unless the original Postal Ballot Form is received within prescribed time period.

14.	The Scrutinizer’s decision on the validity of a Postal Ballot will be final.

15.	There will be one Postal Ballot for every Folio/Client ID.

16.	Members are requested to fill in the Postal Ballot Form in indelible ink and not in any erasable writing mode.

Voting through electronic means

In compliance with provisions of Section 108 and 110 of the Companies Act, 2013 and Rules made there under and Regulation 44 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 the Company is pleased to provide members facility to exercise their right to vote by electronic means and the businesses may be transacted through e-Voting Services provided by M/s Karvy Computershare Private Limited (Karvy).

The procedure and instructions for e-voting are as follows:

i)	Open your web browser during the voting period and navigate ‘https://evoting.karvy.com’

ii)	Enter the login credentials (i.e., user-id & password) mentioned on the Postal Ballot Form. Your folio/DP Client ID will be your User-ID.

User – ID	For Members holding shares in Demat Form:-

	a)	For NSDL :- 8 Character DP ID followed by 8 Digits Client ID

	b)	For CDSL :- 16 digits beneficiary ID For Members holding shares in Physical Form:-

• Event no. followed by Folio Number registered with the Company

Password	Your Unique password is as printed on the Postal Ballot Form or sent via email forwarded through the electronic notice

Captcha	Enter the verification code i.e., please enter the alphabets and numbers in the exact way as they are displayed for security reasons.

iii)	Members can cast their vote online from Sunday, May 15, 2016 @ 9.00 AM IST to Monday, June 13, 2016 @ 5.30 PM IST.

iv)	After entering these details appropriately, click on “LOGIN”.

v)	Members holding shares in Demat/Physical form will now reach Password Change menu wherein they are required to mandatorily change their login password in the new password field. The new password has to be minimum eight characters consisting of at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character. Kindly note that this password can be used by the Demat holders for voting for resolution of any other Company on which they are eligible to vote, provided that Company opts for e-voting through Karvy Computershare Private Limited e-Voting platform. System will prompt you to change your password and update any contact details like mobile #, email ID etc on 1st login. You may also enter the Secret Question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

vi)	You need to login again with the new credentials.

vii)	On successful login, system will prompt to select the ’Event’ i.e., ‘Company Name’.

viii)	If you are holding shares in Demat form and had logged on to “https://evoting.karvy.com” and had cast your vote earlier for any Company, then your existing login id and password are to be used.

ix)	On the voting page, you will see Resolution Description and against the same the option ‘FOR/AGAINST/ABSTAIN’ for voting. Enter the number of shares (which represents number of votes) under ‘FOR/AGAINST/ABSTAIN’ or alternatively you may partially enter any number in ‘FOR’ and partially in ‘AGAINST’, but the total number in ‘FOR/AGAINST’ taken together should not exceed your total shareholding. If the shareholder do not want to cast, select ‘ABSTAIN’.

x)	After selecting the resolution you have decided to vote on, click on “SUBMIT”.A confirmation box will be displayed .If you wish to confirm your vote, click on “OK”, else to change your vote, click on “ CANCEL ”and accordingly modify your vote.

xi)	Once you ‘CONFIRM’ your vote on the resolution, you will not be allowed to modify your vote.

xii)	Corporate/Institutional Members (corporate /Fls/Flls/Trust/Mutual Funds/Banks, etc) are required to send scan (PDF format) of the relevant Board resolution to the Scrutinizer through e-mail to scrutinizervedl@gmail.com with copy to evoting@karvy.com. The file scanned image of the Board Resolution should be in the naming format “Corporate Name_ Event no.”

xiii)	Please contact our toll free No. 1-800-34-54-001 for any further clarifications.